

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

November 24, 2010

Keith S. Sherin
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

      Re: General Electric Company
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 19, 2010
              File No. 001-00035

Dear Mr. Sherin:

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Martin James
                        Senior Assistant Chief Accountant